SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Notice to Shareholders

MINISTRY OF MINES AND ENERGY
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Open Company)
CNPJ. Nº 00001180/0001-26

NOTICE TO SHAREHOLDERS

We announce to shareholders that the Eletrobras Board of Directors, at a meeting held on 3/27/2013, approved and will forward for resolution of the Annual General Meeting - AGM, to be held on April 30th, 2013, the remuneration of the shareholders related to the financial year 2012, in the form of interest on equity (JCP). The amounts credited shall be in the form of the legislation in force, charged to the minimum mandatory dividend, as follows:

1. VALUE:

The value of the interest on equity to be distributed is equivalent to:

Shares: Kind	Gross Value on 12/31/2012
Common	0,399210837
Preferred “A”	2,178256581
Preferred “B”	1,633692440

2. EX-INTEREST ON EQUITY:

Shareholders who comprise the list of Shareholders of Eletrobras on the date of the AGM, that is April 30th, 2013, will be entitled to payment. The payment date will be established at the AGM.

3. PAYMENT:

In accordance with the Eletrobras By-Laws, the credits will be paid corrected by the Selic rate from December 31st, 2012 until the date of effective payment. Payment will occur up to the last working day of 2013.

Payment will be made with the retention of 15% (fifteen) Income Tax as per present legislaton.

The Income Tax deductions, on the interest on equity and the remuneration of the Selic rate will apply to all shareholders, except to those who can prove legal status of tax immunity or exemption, referring to the "Declaration and Statement of Commitment" whose models are available through the electronic address http://www.eletrobras.com.br/elb/ri and these should be signed by the legal representative(s), duly notarized. The Term of Posession and/or Minutes of AGM/EGM must be attached to the requested documents to prove legal representation.

The payment to shareholders shall be made by credit in the current account as registrated at Banco Bradesco S.A. - Bradesco. Shareholders, whose data are outdated, should go to a Bradesco branch in order to update the registration information and to receive the remuneration, as Payment of Interest on Equity.

For the American Depositary Receipts (ADRs) traded in the New York Stock Exchange - NYSE, the payment will be made through JPMorgan Chase Bank, N.A. the depositary bank for the Eletrobras ADR programs.

Brasília, March, 27th, 2013.

Armando Casado de Araújo
CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.